E. Magnus Oppenheim & Co., Inc.

SIPC Report

For the Year Ended

December 31, 2020

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Independent Accountant's Report on
Applying Agreed-upon Procedures

Stockholder: E. Magnus Oppenheim & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by E. Magnus Oppenheim & Co., Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of E. Magnus Oppenheim & Co., Inc. for the year ended December 31, 2020, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). E. Magnus Oppenheim & Co., Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1.   Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2.. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2020, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC -7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 8, 2021

E. MAGNUS OPPENHEIM & CO. INC.
SIPC General Assessment Reconciliation
December 31, 2020

General Assessment Calculation

Total Revenue	$	664,785
Revenue exempt from assessment		0
Rate		0.0015
General Assessment Due		997
Less Payments: SIPC 6		(476)
Plus: Interest		
Remaining Assessment Due		521
Paid with SIPC 7		(521)
Balance Due (Overpayment)	$	0

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.